Mail Stop 4561

September 7, 2007

Mr. David Hollaway
Chief Financial Officer
Prosperity Bancshares, Inc.
Prosperity Bank Plaza
4295 San Felipe
Houston, TX 77027

      Re: Prosperity Bancshares, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2006
              File No. 000-25051

Dear Mr. Hollaway:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Donald Walker
              Senior Assistant Chief Accountant